Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135284

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED JULY 21, 2006)

GENEREX BIOTECHNOLOGY CORPORATION

15,020,429 SHARES OF COMMON STOCK

This document supplements the prospectus dated July 21, 2006 (the “Prospectus”) relating to resales by selling stockholders of shares of our common stock as described in the Prospectus.

This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of the Prospectus to read about the factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is September 5, 2006.
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The information in the table appearing under the heading “Selling Stockholders,” beginning on page 10 of the Prospectus, is hereby amended by adding the information below with respect to the stockholder not previously listed in the Prospectus (including in any amendments or supplements thereto), and with respect to the stockholder previously listed in the Prospectus (including in any amendments or supplements thereto), by superseding the information about such stockholder with the information in the table below:

Name	Outstanding Shares Owned Before Offering (1)	Number of Shares Offered by Selling Stockholder	Outstanding Shares Owned After Offering (2)
Omicron Master Trust (12)	3,652,118(3)	1,129,892(4)(7)	2,522,226(3)(9)
Rockmore Investment Master Fund(14)	3,213,635(3)	712,903(4)(8)	2,500,732(3)(9)

(1)	Includes all shares beneficially owned by the selling stockholders as of the date hereof.

(2)	Assumes sale of all shares offered by this prospectus are sold.

(3)
For these selling stockholders, includes shares issuable upon exercise of certain warrants or conversion of debentures or other convertible securities issued to these selling stockholders in certain other private placement transactions. The shares of common stock issuable upon the exercise or conversion of such debentures, warrants and other convertible securities have been previously registered by the Company, including on the Company’s Form S-3 Registration Statements (File Nos. 333-121309, 333-126624 and 333-128328 and 333-131430), as amended.

(4)	Includes shares of common stock issuable upon the exercise of warrants held by the selling stockholders as of the date hereof.

(7)	Includes 1,129,892 shares of common stock issuable upon exercise of warrants issued to the selling stockholder in connection with the exercise of its existing warrants.

(8)
Includes 712,903 shares of common stock issuable upon exercise of warrants either issued to the selling stockholder in connection with the exercise of its existing warrants or assigned to the selling stockholder.

(9)
The number of shares presented in the table represents the number which would be beneficially owned upon exercise of all warrants and conversion of all debentures and other convertible instruments held by these Selling Stockholders. However, the warrants, convertible debentures and other convertible instruments held by these Selling Stockholders contain provisions prohibiting their exercise or conversion to the extent that such exercise or conversion would cause the holder to own more than 4.99% of Generex’s outstanding stock. Therefore, to the extent that the shares reported exceed 4.99% of the outstanding stock (5,310,989 shares as of the date of the Prospectus), these shares may not be deemed beneficially owned by the Selling Shareholder under applicable SEC regulations.

(12)
Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement no. 1, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(14)
Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of the date of this prospectus supplement no. 1, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.